AENZA S.A.A. Av. Petit Thouars 4957
Miraflores Lima 15046, Peru www.aenza.com.pe
February 17, 2023

Ms. Babette Cooper and Ms. Jennifer Monick

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AENZA S.A.A.

Dear Ms. Cooper and Ms. Monick,

AENZA S.A.A. (the “Company”) hereby acknowledges the comment letter of the staff of the U.S. Securities and Exchange Commission, dated January 20, 2023 (the “Comment Letter”) concerning the Form 20-F for the fiscal year ended December 31, 2021 (the “2021 20-F”) filed by the Company.

The Company respectfully submits that, upon receipt of the Comment Letter, the Company inquired with Moore Assurance SAS (“Moore”) as the Comment Letter requests information as to how auditing services were performed by Moore. The Company hired Moore, a firm registered with the Public Company Accounting Oversight Board (“PCAOB”), to undertake the audits under PCAOB standards of the consolidated financial statements of the Company for the 2019, 2020 and 2021 years included in the 2021 20-F. Moore has provided to the Company the responses to the Comment Letter which are attached as Annex A hereto.

Additionally, the Company respectfully notes that, in discussions with Moore, Moore has indicated that they have previously received inquiries from the PCAOB in relation to Moore’s audit of the Company for certain prior years, and that they provided substantial and detailed information to the PCAOB with regards to how Moore performed those audits, including information similar to that requested under the Comment Letter.

* * *

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me at fredy.chalco@aenza.com.pe.

Very truly yours,

AENZA S.A.A.

By:	/s/ Fredy Chalco
Name:	Fredy Chalco
Title:	VP of Corporate Finance

cc:	Oscar Pando Mendoza, VP of Corporate Control and Planning

Juan Francisco Mendez, Simpson Thacher & Bartlett LLP

Annex A

Moore’s Letter Dated February 15, 2023

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AUSTIN
ALLIANCES IN MEXICO

February 15, 2023

CONFIDENTIAL

VIA E-MAIL

Fredy Chalco

VP of Corporate Finance

AENZA S.A.A.

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

Re:	Moore Assurance S. A. S. Auditing Services

Dear Mr. Chalco:

We write on behalf of Moore Assurance S. A. S. (“Moore”), AENZA S.A.A’s (“AENZA”) former independent registered public accounting firm.

The Division of Corporation Finance of the Securities and Exchange Commission “the Division”) sent AENZA a comment letter dated January 20, 2023. The Division seeks information concerning AENZA’s consolidated financial statements for the three years ending December 31, 2021. You have asked Moore to provide you with information pertaining to our independent auditing services during those three years; below please find enumerated responses to the Division’s comment letter.

Please note that the information in this letter, provided to you in response to the Division’s comment letter, is based upon discussions with certain personnel within Moore, and upon information reasonable available at the time of such discussions. Moore reserves its right to supplement or amend the information provided if warranted.

DUANE MORRIS LLP
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

Fredy Chalco February 15, 2023 Page 2

To assist your review, we have set forth below, in full, the specific comments contained in the Division’s comment letter, together with Moore’s respective responses thereto.

•

Describe the nature of the relationship between the audit firm of Moore and Vizcarra y Asociados S.C.R.L. Moore Peru (“Moore Peru”) as it pertains to the audit of your consolidated financial statements for the three years ended December 31, 2021 and underlying business reasons for structuring the audit in this manner.

Moore understood the business reason for its engagement was to provide the audit and tax work required of a U.S. registrant. Moore was introduced to AENZA, formerly, Grana y Montero, S.A.A. in 2017. With respect to the audit of financial statements of U.S. registrant, AENZA, Moore supervised the work of several independent firms, including, but not limited to, Moore Peru, who are members of Moore Global Network Limited (“Moore Global”) and therefore are associated with Moore.

Both Moore and Grassi & Co., CPAs (“Grassi”) are registered with the PCAOB. Grassi acted as the audit engagement quality reviewer for the consolidated financial statements for the three years ending December 31, 2021.

•

Describe the nature and extent of supervision and direction by Moore to the Moore Peru employees that participated in the audits of the consolidated financial statements for the three years ended December 31, 2021. As part of your response, please discuss the PCAOB Standards applied in performing the audit in this manner.

Moore was responsible for the supervision of the audit work conducted pursuant to PCAOB auditing standards utilized in the United States. Auditing work for AENZA was handled by personnel of Moore, personnel from other Moore offices, and independent contractor accountants (each of whom was interviewed and selected by Moore for the express purpose of working exclusively on the AENZA audit). Moore did not, and does not, believe that any of the unregistered firms that provided auditing services performed a substantial role in the attendant work for AENZA as that term is defined by the PCAOB Rule 1001(p)(ii). All work was done

Fredy Chalco February 15, 2023 Page 3

under the supervision and direction of one of Moore’s audit partners, who moved to Lima, Peru together with several other accountants from Moore to perform audit work themselves and to supervise the work of others. An Executive Committee comprised of personnel from Moore and Moore Peru was created to deal with administrative matters. The Executive Committee had no supervisory control over Moore’s audit, which were supervised by Carlos Acosta of Moore. The Executive Committee prepared agreements between Moore Peru and other audit firms which complied with Peruvian law, after consultation with Peruvian attorneys and tax experts.

Since a number of Moore partners and senior managers (and other Moore personnel) moved to Peru for extended periods of time to work on the audit, and independent contractor accountants were hired for the express purpose of AENZA audit work; Moore Peru suggested that its counsel draft an agreement between Moore and Moore Peru, with the principal objective being compliance with Peruvian tax law and visa law. The majority of fees paid to the Peruvian firm were done so essentially as a pass-through for payments to accountants and professionals from other Moore firms. It is Moore’s understanding that the payments were required to be structured in that manner to comply with Peruvian visa and income tax laws.

•

Describe how the employees and partners participating in the audits of your consolidated financial statements became employees of Moore Peru, and who was responsible for hiring of these employees. As part of your response, discuss where these partners and employees for your audit were sourced from and any business reason for structuring the hiring in this manner.

Carlos Acosta, along with personnel from Moore, planned the recruitment and training of independent contractors hired for AENZA’s audits. Any training that occurred was done under the supervision of Mr. Acosta.

Seasonal employees were interviewed in Peru. Applicants were not employed by, or affiliated with Moore Peru when interviewed. The curriculum vitae of each potential auditing staff member was reviewed to observe if the applicant had the applicable experiences in International Standards on Auditing, International Financial Reporting Standards, and the audit software CaseWare. The hiring of the seasonal personnel, to assist in the auditing services

Fredy Chalco February 15, 2023 Page 4

provided to AENZA, was done exclusively by Carlos Acosta. Mr. Acosta, as a partner of Moore, supervised all of the Moore Peru employees and any Moore employees from foreign offices retained to work on AENZA’s audit work, as well as any independent contractors assigned to AENZA’s audit work during the three years ending December 31, 2021. Furthermore, Moore required a declaration of independence signed by each member of the auditing team, both at the beginning and at the end of their involvement in the audit of their component.

•

Explain in further detail how you and Moore concluded that the performance of the audits in this manner, which included Moore Peru, an unregistered firm, playing a substantial role in the audit of your consolidated financial statements for the three years ended December 31, 2021, did not violate PCAOB Rule 2100.

As we have stated, Moore did not, and does not, believe that Moore Peru played a “substantial role”, as that term is used in the PCAOB regulations. Pursuant to AS 1201.05, Moore supervised, directly, all audit work, including but not limited to work done in Peru and Colombia, and was therefore in a position to determine whether sufficient competent evidential matter supported the conclusions reached.

Moore led the auditing services which occurred in Lima, Peru under the supervision of Carlos Acosta, partner of Moore. Mr. Acosta supervised the work carried out by all team members participating in the AENZA audits. Mr. Acosta relocated himself to Peru for the years that the audits were performed there, along with a team of auditors from Moore.

Any training sessions on the commonalities and difference between ISA and PCAOB standards were conducted by Moore, a PCAOB registered firm, in Peru, and supervised by Mr. Acosta. Subsequent training updates were provided through Thomson Reuters. The training addressed topics, including, but not limited to, control testing under PCAOB standards, documentation requirements and gathering of audit evidence. Personnel conducting the AENZA audit attended this training.

Fredy Chalco February 15, 2023 Page 5

The most significant components of AENZA were audited in Lima, Peru by a single team composed of staff led by and under the supervision of Mr. Acosta.

If you have any questions or concerns regarding this letter or any of the information contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Justin Joseph D’Elia
Justin Joseph D’Elia

JJD